Email #1: Pre-marketing (Awareness & Hook)

Subject: [Name], Invest in Papumba: Help Revolutionize Education for Future Generations! ⭐

Hello ███,

We're about to launch a Community Round – what does that mean?

This means we're letting our customers and biggest supporters become investors in Papumba for a minimum investment of $100. We decided to host a Community Round for Papumba on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

We're inviting you to become an investor in Papumba before we open this investing round up to the public–giving you priority access before we open to the public + VCs and sell out. Instead of limiting the benefits of our growth to a select few affluent investors, we believe in empowering our valued customers by offering them an opportunity to share in our success.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're accredited—to become an angel investor in our company.

We're launching in 2 days. Will you join us?

Keep an eye out tomorrow for details on how to get involved!

Gonzalo - CEO & Co-Founder

Email #2: Pre-marketing (Consideration & Addressing Objections)

Subject: Why should you invest in our Community Round?

Hello ███ ,

Yesterday, we introduced you to the concept of a Community Round and invited you to invest in Papumba's when it goes live on March **tomorrow**.

You may think, "Ok, I can invest in Papumba, but why should I, and how does that work?" Below we've outlined some answers to your possible questions and concerns to make you feel as comfortable with the process as possible:

- Why should you invest? Investing in startups can earn significant returns, though investing shouldn't be solely about that. To invest in something as risky as a startup, you should feel something extra beyond just the business model. You're investing because you believe in our product, our founder, and our future, and you want to be instrumental to our growth and success. You should only invest as much money as you are comfortable losing.

- Is my money safe? How does this work? Your investment will be made through Wefunder, an SEC-regulated platform that always keeps your money safe. Payment options include bank transfers (US only), checks (for $1000+ investments), credit cards, Apple Pay, Google Pay, or wire transfer (international investors only). Check out all of the info on investing here.

- Is it ok to invest a small amount? Absolutely! Even $100 can make a difference. $100 invested in Airbnb, in the beginning would leave you with $1.24M today (that's an extreme example, and not all investments will turn out this way)!

- What if I'm an international investor? Wefunder can accept investments from anywhere other than Quebec, Alberta, and Ontario. Check out the investment process for international investors here.

We're launching the private stage of our Wefunder round **tomorrow**, so keep an eye out for the announcement email, so you don't miss out on the special bonus reserved for the first investors!

Gonzalo - CEO & Co-Founder

Email #3: Initial CTA with early bird offer

Subject: Papumba's Community Round is Live!

Subheader: Become an owner in the company and share in our growth.

Our Wefunder campaign is now live! As a token of appreciation for your continued support, we're extending an exclusive invitation to participate in our private round before it becomes available to the public. We anticipate high demand and want to ensure our most loyal supporters have the opportunity to invest early. **To make it even more exciting, the first 100 investors will receive a Lifetime subscription to Papumba!**

Take advantage of our Investor Perks! Visit our Wefunder page and secure your spot by investing here: https://wefunder.com/papumba

In the past year, Papumba has achieved a lot:

- Milestone #1: Delighted over 37,000 families with our enriching content
- Milestone #2: Earned an impressive 4.7 user rating thanks to our captivating platform
- Milestone #3: Expanded our offerings with 3 new game-changing products: Audio stories, Videos, and Books
  The best is yet to come!

With your valuable investment, we'll be able to achieve even greater heights:

- Use of Funds #1: Skyrocket our subscriber base by doubling its size
- Use of Funds #2: Exponentially expand our catalog of books, audio stories, and videos, offering a world of learning possibilities
- Use of Funds #3: Revolutionize the user experience by launching a state-of-the-art web product

(Original)

We are really excited about the growth that Papumba has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year with your help!

Here is a picture of us in action:



Gonzalo - CEO & Co-Founder

Disclaimer: Papumba is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.”

To be sent once we´ve got our first 50 investors

Email #4: Closing Early Bird Terms (FOMO)

Subject: Only $[X] left before our Early Bird Valuation expires!

Hello _____,

Our Wefunder Community Round is still going strong! We're so grateful to have already raised {$XX,XXX} in commitments in [TIMEFRAME].

Have you gotten involved yet? Over [X] people have already invested, and there's only [$X] left before our Early Bird fills up. Once this allotment is filled, there won't be another chance to get this deal! We hope you will join us in this round and help us achieve our goal!

> "
> *Just taking a chance on something my five year old daughter really enjoys* ❤️
> "

Virginia Vaquera-Macaspac - Educator/Mother who loves to reach out and teach.

Gonzalo - CEO & Co-Founder

P.S. Here's a quick video recording on how to open an account and make the investment: [URL]

Email #5: Progress Update (FOMO)

Subject: Only [X] amount left before our Community Round sells out!

Hello _____,

What a thrilling couple of [weeks, months] it has been. We are so grateful for the outpouring of support from people like you, which has allowed us to get so close to our crowdfunding goal.

If you haven't invested yet and want to see some more info, here is what we've been up to since we launched our Community Round:

- Update #1
- Update #2
- Update #3

At this stage, many of our investors are increasing their allocations. [Customer Testimonial]

If you want to invest or increase your investment, take action now—our round is closing soon!

[URL]

Gonzalo - CEO & Co-Founder

P.S. [Attach a quick video of the CEO thanking everyone for the investments]

Email #6: 48 Hours Left

Subject: 48 hours left to invest!

Hi _____,

Help us close out our Community Round with a bang! 💥

In the last {X time}, we've raised {$XXX,XXX} from our day-one supporters, fans, customers, community, and friends. This funding will help us build the next chapter of [COMPANY NAME]—giving us the proper working capital to [USE OF FUNDS 1, 2, 3].

If you've already invested in our campaign, thank you. We are so grateful for your support and contribution, regardless of the check size. If you haven't invested yet, what are you waiting for? There's still room in this round to get involved.

[Insert 'Invest Now' button or link]

Gonzalo - CEO & Co-Founder

P.S. [Attach a quick video of the CEO thanking everyone for the investments]

Disclaimer: Papumba is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Email #9: 12 Hours Left

Subject: 12 hours before closing! Closing at [TIME]

Pre-header: This time, we mean it… LAST CHANCE TO INVEST IN Papumba!

Hi _____,

Well, here we are at the end. It's been an incredible journey so far, and watching our community support us has been endlessly fulfilling. If you invested in this round from the bottom of our hearts, thank you. Your contribution will be fundamental for Papumba's continual growth and success as we work to [insert mission statement].

If you haven't invested yet, we probably don't have to remind you that this is your last chance… but we're going to anyways. This is your last chance!!

Still not convinced? Check out what we've been up to during the course of this raise:

- Company Update #1
- Company Update #2
- Company Update #3

We're almost at the finish line, and we hope you'll be there with us when we cross it!

[Insert "Invest Now" button or link]

Gonzalo - CEO & Co-Founder

P.S. [Attach a quick video of the CEO thanking everyone for the investments]

WhatsApp Message Alternative 1:

Hey [Name]! 👏 I'm reaching out because Papumba is launching a crowdfunding campaign on Wefunder, and we'd be honored if you joined us as an investor. We're incredibly passionate about transforming early childhood education, and with your support, we can create something truly special. Have a look at our campaign: [Wefunder Campaign Link]. Let me know if you have any questions! Thanks! 😊

Alternative 2:

[Name], exciting news from Papumba! We're starting our crowdfunding journey on Wefunder and would love for you to be a part of it. Our dedication to changing the way children learn is unwavering, and with your help, we can make a real impact. Check out our campaign here: [Wefunder Campaign Link]. Feel free to reach out with any questions. Thank you! ❤️

Alternative 3:

Hey [Name]! As someone who has always believed in us, I wanted to personally invite you to join Papumba's crowdfunding round on Wefunder. We're taking a giant leap in redefining early childhood education, and your support would mean the world to us. Take a look at our campaign: [Wefunder Campaign Link]. If you have any questions, just let me know! Cheers! 🎉

LinkedIn Post Alternative 1:

🌟 Exciting times ahead for Papumba! 🌟

We're humbled to announce that we're raising funds on Wefunder. This is a unique opportunity for you to join us as an investor and help us revolutionize early childhood education.

Together, we can make a lasting impact on the lives of young children around the globe. 🌍

Learn more about our campaign and join our mission: [Wefunder Campaign Link]

#Papumba #Crowdfunding #Wefunder #InvestInEducation #Startup

Alternative 2:

🔥 Passion meets purpose at Papumba! 🔥

We're beyond excited to share that we're now crowdfunding on Wefunder! This is your chance to invest in our vision of transforming early childhood education for the better.

Let's make a difference together and create a brighter future for children everywhere.

Explore our campaign and become part of our story: [Wefunder Campaign Link]

#Papumba #Crowdfunding #Wefunder #InvestInEducation #Startup

Alternative 3:

🚀 Papumba is taking off on Wefunder! 🚀

We're embarking on an ambitious crowdfunding journey and would be honored to have you join us as an investor. Together, we can reshape the landscape of early childhood education and make a lasting impact.

Are you ready to be part of something BIG? ✨

Check out our campaign and invest in Papumba: [Wefunder Campaign Link]

#Papumba #Crowdfunding #Wefunder #InvestInEducation #Startup

(For the alternative email messages, please let me know if you still want separate alternatives for close friends, investors, and the community or if one set of alternatives can be used interchangeably for all three groups.)